UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

DLH Holdings Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
23335Q 100
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23335Q 100	13G	Page 2 of 4

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Bernard J. Korman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 751,712
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 751,712
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,712
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on the aggregate number of shares of Common Stock outstanding as of December 20, 2017, as reported by the Issuer.

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CUSIP No. 23335Q 100	13G	Page 3 of 4

Item 1(a)	Name of Issuer:
DLH Holdings Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
3565 Piedmont Road, NE, Building 3, Suite 700, Atlanta, Georgia 30305

Item 2(a)	Name of Person Filing:
Bernard J. Korman

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address for the principal business office of Mr. Korman is:

2129 Chestnut Street
Philadelphia, PA 19103

Item 2(c)	Citizenship:
United States

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP No.:

23335Q 100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:
(a) Amount beneficially owned:
751,712
(b) Percent of class:
6.3% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote or to direct the vote: 751,712

(ii) Shared power to vote or to direct the vote: None.

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CUSIP No. 23335Q 100	13G	Page 4 of 4

(iii) Sole power to dispose or to direct the disposition of: 751,712
(iv) Shared power to dispose of or direct the disposition of: None.

(1)	Based on the aggregate number of shares of Common Stock outstanding as of December 20, 2017, as reported by the Issuer.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 30, 2018

/s/ Bernard J. Korman
Name: Bernard J. Korman

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